March 2, 2007



Ken Fang, Esquire
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 5030
Washington, D.C.  20549

Re:   Structured Obligations Corporation
      Registration Statement on Form S-3
      File No. 333-134429


Dear Mr. Fang:

         This letter confirms our conversation that any tender right described in the above referenced Registration Statement the "Registration Statement" which allows holders to tender Certificates will be subject to sufficient restrictions so as to not cause the Certificates to be "redeemable securities" for purposes of Rule 3a-7 under the Investment Company Act of 1940. In particular, but without limiting the foregoing, any such tender right shall be exercisable only at periodic intervals specified in the trust agreement or other document pursuant to which such tender right is granted.

         If you have any questions regarding this letter, please do not hesitate to call me at (212) 506-3780.

      Thank you.




                                    Sincerely yours,

                                    /s/Craig E. Stearns

                                    Craig E. Stearns